November 27, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Jeff Kauten, Staff Attorney

Re:	Wetouch Technology Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed October 15, 2020, File No. 000-56215

Gentlemen:

On behalf of Wetouch Technology Inc., a Nevada corporation (the “Company”), we hereby file with Securities and Exchange Commission (the “Commission”) an amended registration statement on Form 10/A (the “Amended Registration Statement”) in response to the Commission’s comments, dated November 10, 2020, with reference to the Company’s Registration Statement on Form 10 filed with the Commission on October 15, 2020.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission’s comments as follows:

Registration Statement on Form 10

Business Overview, page 4

1.	Please disclose the source or basis for the statement that you have a “strong position in the overall touchscreen market.”

Response: The Company has deleted the reference to having a strong position in the overall touchscreen market in response to the comment of the Commission.

Item 1. Business

Our Suppliers, page 7

2.	Please disclose the terms of your contracts with your significant suppliers that together accounted for over 30% of your raw material purchases in 2019 and the six months ended June 30, 2020, including any minimum purchase requirements and the identity of those suppliers.

Response: The Amended Registration Statement contains the terms of the contracts and the identities of the Company’s significant suppliers for raw material purchases in 2019 and for the nine months ended September 30, 2020. As provided in the Amended Registration Statement, there are no minimum purchase requirements in the purchase orders between the Company and any of its suppliers.

Customers, page 9

3.	Please disclose the material terms of your agreements with the five customers that each account for more than 10% of your revenue, including the identity of the customers, term of the agreement and termination provisions. In addition, to the extent material, disclose the total customers for the periods presented. Refer to Item 101(h)(4)(vi) of Regulation S- K.

Response: The description of the material terms of the Company’s agreements with its five customers has been revised in the Amended Registration Statement to include the identity of the customers, the material terms of the agreements and other material terms as required.

Item 1A. Risk Factors, page 27

4.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of Chinese audit firm(s). As a result of this obstacle, investors in U.S. markets who rely on Chinese auditor’s audit reports or the use of a Chinese audit firm by your auditor for portions of your audit are deprived of the benefits of PCAOB inspections of auditors. Therefore, please tell us whether your U.S. based audit firm relies on a Chinese audit firm for portions of your audit. If so, please tell us how you considered the need to disclose this fact and the related PCAOB limitations under a separate risk factor heading. If you decide to include such risk factor, explain that this lack of inspection prevents the PCAOB from fully evaluating your auditor’s audits and its quality control procedures.

Response: The Company’s independent auditor, B F Borgers CPA PC (“Borgers”), located in Lakewood, Colorado, is a U.S. based public accounting firm registered with the PCAOB. In accordance with the PCAOB auditing standards, Borgers engaged a Chinese accounting firm by using some of their staff to assist in the fieldwork, with personnel of Borgers, including the engagement partner, providing direct onsite supervision and instructions overseeing the fieldwork. Borgers does not rely on any Chinese firm for their audit work, and all Borgers’ work papers are subject to regular inspection by the PCAOB. As a result of the foregoing, the Company does not consider adding a separate risk factor regarding its auditor.

Risks Related to Our Common Stock, page 47

5.	We note that your forum selection provision identifies a state or federal court located within the State of Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please add a risk factor related to this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: There is no agreement that the Company is a party to that provides for a court located within the State of Nevada as the exclusive forum for litigation, and therefore no additional risk factor is included in the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

6.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.

Response: The references to the Private Securities Litigation Reform Act have been deleted in the Amended Registration Statement.

7.	You disclose that due to the COVID-19 pandemic your business was negatively impacted and generated lower revenue and net income during the period from February to April 2020. However, your disclosures on page 27 appear to indicate that your operations are still adversely affected by the pandemic, and we note that your revenue decreased $5.3 million or 52.8% for the three months ended 6/30/20 as compared to 6/30/19. Please reconcile these disclosures. Clarify the monthly trend in revenue during the quarter ended 6/30/20 and how revenue for May 2020 and June 2020 compared to the same months in the prior year. Also, to the extent you have offered your customers any concessions or extended payment terms, please disclose this. Lastly, please disclose the known quantitative impacts of the COVID-19 pandemic on your revenue and net income for periods subsequent to June 30, 2020.

Response: The Amended Registration Statement provides that the operations of the Company are still adversely affected by COVID-19 and clarify the month trend in revenue during the quarter ended September 30, 2020 for July 2020, August 2020 and September 2020 compared to July, August and September of 2019. The Company has also added disclosure in the Business Description under Customers regarding offering concessions or extended payment terms and the known impact of the pandemic on its revenues and net income for periods subsequent to September 30, 2020.

Item 6. Executive Compensation, page 78

8.	To the extent material, please disclose the position salary, confidentiality fee and subsidies paid to Messrs. Lian and Huang.

Response: The salary and compensation paid to either Mr. Lian or Mr. Huang are not material and are therefore not included in the Summary Compensation table. Notwithstanding, the salary, fees and subsidies paid to both Messrs. Lian and Huang are provided for in the Amended Registration Statement.

Item 7. Certain Relationships and Related Transactions, and Director Independence Certain Relationships and Related Transactions, page 80

9.	Please disclose the name of the related person and the basis on which the person is a related person for each of your loans due from related parties. We note that a portion of these loans were made to Guandge Cai, Chairman, for an “employee advance.” Describe the terms of the loan and explain how the loan complies with Section 13(k) of the Exchange Act. Also, disclose the basis on which Australia Vtouch Technology Co., Ltd. is a related party and file each of the loan agreements referenced in this section for which amounts are currently outstanding. Refer to Items 404(d) and 601(b)(10)(ii)(A) of Regulation S-K.

Response: The name of the related person and the basis of which such person is related for each loan is provided in the Amended Registration Statement. As of June 30, 2020, there were $43,453 employee advances given by the Company to Mr. Guangde Cai, our Chairman. Said advances were Company expenses that Mr. Cai utilized on behalf of the Company for international payments to third-party consultants of the Company. No funds are owed by Mr. Cai to the Company in connection with this advance, as explained in the Amended Registration Statement. Employee advances will no longer be effectuated between the Company and any of its directors and officers.

Australia Vtouch is a related party by virtue of Mr. Cai’s 35.36% equity interest in said company. The loans were paid in full on November 24, 2020 and Item 7 of the Amended Registration Statement has been revised accordingly. Although Australia Vtouch is no longer a creditor of the Company, the loan agreements and supplemental agreements are attached as exhibits to the Amended Registration Statement.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 86

10.	Please state the range of high and low bid information for each full quarterly period within the two most recent fiscal years. See Item 201 of Regulation S-K.

Response: As part of the amendments adopted by the Commission in August 2018 to certain disclosure requirements, Item 201 of Regulation S-K was amended to eliminate the requirement to provide the high and low bid information.

Condensed Consolidated Financial Statements as of June 30, 2020 Notes to Condensed Consolidated Financial Statements, page F-5

11.	Please provide the following information with respect to your accounts receivable balance as of June 30, 2020

●	Disclose your Days Sales Outstanding as of June 30, 2020 and provide an explanation for increases as compared to prior periods.

●	Disclose information regarding the aging of your receivable balances and provide explanations for changes as compared to prior periods.

●	Clarify the typical payment terms of your sales to customers and whether you have provided any extended payment terms.

●	Disclose more specifically how you determined the allowance for doubtful accounts and how you took into account the above factors.

To the extent you update your financial statements for the quarter ended September 30, 2020, please provide the above information for your accounts receivable balance as of September 30, 2020.

Response: According to US GAAP ASC 310-10-50, the disclosure requested by the Commission is not required. Moreover, Regulation S-X Rule 5-02 (ASC 310-10-S99-1) does not require such information. Notwithstanding that the updated financial information and footnotes as of September 30, 2020 does not include the days sales outstanding, the aging of the receivables balance and the other requested information, the information as of September 30, 2020 and 2019 is provided for in the MD&A section of the Amended Registration Statement.

Consolidated Financial Statements as of December 31, 2019 Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (k) Revenue Recognition, page F-21

12.	You disclose that all of your contracts have one single performance obligation as the promise to transfer individual goods to customers. However, we note your disclosure on page 10 that you also provide installation, after sales services and technical support. Clarify your accounting for these services and how you determined whether they represent distinct performance obligations. Please reference the authoritative accounting literature upon which you relied.

Response: After evaluating performance obligation of its contracts with interpretation of ASC 606-10-25-19, the Company concluded installation, after sales services and technical support are either not being capable of being distinct or not distinct within the context of the contract.

The Company considered and evaluated whether installation, after sales services and technical support (the “Services”) represent a distinct performance obligation. While it might be possible that the Services can be separately identifiable and potentially capable of being distinct, the Company also considered the Basis for Conclusions paragraphs in ASU 2016-10 to understand the Financial Accounting Standards Boards’ intent when evaluating whether its products and Services are distinct in the context of the contract:

BC32 of FASB ASU 2016-10:

“…Therefore, the entity should evaluate whether two or more promised goods or services (for example, a delivered item and an undelivered item) each significantly affect the other (and, therefore, are highly interrelated or highly interdependent) in the contract. The entity should not merely evaluate whether one item, by its nature, depends on the other (for example, an undelivered item that would never be obtained by a customer absent the presence of the delivered item in the contract or the customer having obtained that item in a different contract).”

Given the interdependence of its products and after sales services and technical support, the Company ultimately dismissed this view. The promised after sales services and technical support by the Company team with proprietary knowledge of its make-to-order touchscreens are significantly integral to the promised outcomes to its customers. After sales services and technical support are essentially provided as assurance that the products comply with agreed-upon specifications and functionality. In absence of the promised Services in its contracts with its customers, the Company’s customers would be highly unlikely to purchase highly customized touchscreen modules and potentially view the absence of after sales services and technical support, without merit, as the Company’s lack of confidence of its own products. There is a significant level of integration, interdependency, and interrelation between our products and after sales services and technical support, which are accounted for as one performance obligation together with our products. Significant judgment was involved in the analysis of the facts and circumstances, which ultimately caused the Company to conclude the Services were not distinct in the context of the contract.

Although installation was offered in our standard agreements and our customers can contractually request us to install our products to their finished products, the Company has never received installation request for our customers in the past. The reason is that our customers assemble our products with other parts into our customers’ own end-user products, for instance, multi-functional printers (the “MFP”), Point-of-Sale (“POS”) machine, and vendor machine etc., which is also an industry practice.

The Company generally warrants that its products will substantially conform to the agreed-upon specifications with after sales services and technical support if and when needed. Essentially all issues associated with product quality and specifications are resolved with parts or products exchanges or returns in lieu of after sales services and technical support. The Company’s liability is limited to either a credit equal to the purchase price or replacement of the defective part. Returns and exchanges of defect products or parts and after sales services and technical support have historically been immaterial, approximately 0.01% of revenues for the year ended December 31, 2019 and for the nine months ended September 30, 2020, respectively. As such, the Company does not record a specific warranty reserve or consider activities related to installation, after sales services and technical support, if any, to be a separate performance obligation.

General

13.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Response: A company qualifies as an “emerging growth company” as defined in the JOBS Act if it has total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year and, as of December 8, 2011, has not sold common equity securities under a registration statement. Although the Company would prefer to qualify as an “emerging growth company”, the predecessor company to the issuer, Wiz Technology Inc., had sold shares under a registration statement prior to December 2011.

We hope the Amended Registration Statement and the responses contained in this letter adequately addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Mark E. Crone
Mark E. Crone, Esq.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

cc:	Guangde Cai, Chairman
Zongyi Lian, Chief Executive Officer